UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Amy Wilson
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309
Telephone: (404) 572-6926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS: Frank S. McGaughey III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 65,985 Shares of Class A Common Stock
	8	SHARED VOTING POWER 72,392 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 65,985 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 72,392 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,377 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS: Ridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 72,392 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 72,392 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,392 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS: Richard N. McGaughey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,000 Shares of Class A Common Stock*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,000 Shares of Class A Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 Shares of Class A Common Stock*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

* Represents shares held in an account owned jointly by Mr. R. McGaughey and his spouse.

CUSIP No. 419596-20-0	13D	Page 5 of 6 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 15, 2012, Amendment No. 2 filed with the SEC on May 15, 2013 and Amendment No. 3 filed with the SEC on July 18, 2013 (together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  This Amendment No. 4 reflects updated information regarding the beneficial ownership of the other Class A Shareholders (as defined below).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.  The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 5.                                Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)
The Reporting Persons beneficially own an aggregate 143,377 shares or 5.9% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference.  All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended September 30, 2013, which reported that 2,428,055 shares of Class A Common Stock were outstanding as of October 31, 2013.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below.  If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,607,600 shares or 66.2% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)
Mr. F. McGaughey holds sole voting and dispositive power with respect to 65,985 shares held by him. Mr. F. McGaughey is the general partner of Ridge Partners and may be deemed to hold shared voting and dispositive power with respect to the 72,392 shares held by Ridge Partners. Mr. F. McGaughey disclaims beneficial ownership of the shares held by Ridge Partners except to the extent of his pecuniary interest therein. Mr. R. McGaughey shares voting and dispositive power with his spouse with respect to 5,000 shares held jointly by him and his spouse. Mr. R. McGaughey and his spouse disclaim beneficial ownership of the shares held by the other Reporting Persons except to the extent of their pecuniary interest therein.

(c)
Except as set forth on Schedule 1 hereto, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 419596-20-0	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2013                                                                           FRANK S. MCGAUGHEY III

By: /s/ Frank S. McGaughey III______________
Frank S. McGaughey III

RICHARD N. MCGAUGHEY

By: /s/ Richard N. McGaughey______________
Richard N. McGaughey

RIDGE PARTNERS, L.P.

By: /s/ Frank S. McGaughey III______________
Frank S. McGaughey III
General Partner

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.	Frank S. McGaughey III

No transactions.

2.	Ridge Partners, L.P.

No transactions.

3.	Richard N. McGaughey

No transactions.

4.	H5, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
8/27/2013	Disposition	20,000	N/A	Conversion1
12/4/2013	Disposition	10,000	N/A	Conversion2

5.	J. Rawson Haverty, Jr.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
12/4/2013	Disposition	10,000	N/A	Conversion3

6.	Marital Trust

No transactions.

7.	Marital Trust B

No transactions.

8.	MMH Trust

No transactions.

9.	Clarence H. Smith

No transactions.

10.	Villa Clare Partners, L.P.

No transactions.

1 Conversion of Class A Common Stock held by the Partnership into common stock of the Company.

2 Conversion of Class A Common Stock held by the Partnership into common stock of the Company.

3 Conversion of Class A Common Stock held by Mr. Haverty into common stock of the Company.